SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.   20549
                             FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
- --           SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
             For the fiscal year ended December 31, 1994

                                  OR

- --           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.  [No Fee Required]
             For the transition from             to
                                    ------------  -------------

                       Commission file number 1-3381
                                              ------

                           PEP BOYS SAVINGS PLAN
                         -------------------------
                         (Full title of the plan)



                    The Pep Boys - Manny, Moe & Jack
                       3111 W. Allegheny Avenue
                       Philadelphia,  PA  19132
                   ---------------------------------
             (Name of issuer of the securities held pursuant to
                   the plan and the address of its
                    principal executive offices)


     Registrant's telephone number, including area code (215)229-9000



Notices and Communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





       Michael J. Holden                      Jack H. Nusbaum
       Senior Vice President & Chief          Willkie Farr & Gallagher
       Financial Officer & Treasurer          One Citicorp Center
       The Pep Boys - Manny, Moe & Jack       153 East 53rd Street
       3111 West Allegheny Avenue             New York, NY   10022-4669
       Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
- -------------------------
TABLE OF CONTENTS
- ------------------------------------------------------------------------



                                                                    PAGE
                                                                    ----


INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits
       As of December 31, 1994                                        2

   Statement of Net Assets Available for Benefits
       As of December 31, 1993                                        3

   Statements of Changes in Net Assets Available for
       Benefits for the Years Ended December 31, 1994
       and 1993                                                       4

   Notes to Financial Statements                                    5 - 9


SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment
       Purposes as of December 31, 1994                               10

   Item 27d - Schedule of Reportable Transactions for
       the Year Ended December 31, 1994                               11

INDEPENDENT AUDITORS' REPORT

The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of:
(1) assets held for investment purposes as of December 31, 1994, and
(2) reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
April 14, 1995

THE PEP BOYS SAVINGS PLAN
- -------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- ----------------------------------------------
                                                                   SUPPLEMENTAL INFORMATION
                                             ----------------------------------------------------------------------
                                                                     INVESTMENT FUNDS
                                             ----------------------------------------------------------------------
                                                    FIXED        INDEX     PEP BOYS
                                                   INCOME       EQUITY        STOCK       BALANCED             LOAN
                                                     FUND         FUND         FUND           FUND             FUND          TOTAL
                                             ------------    ---------   ----------    -----------      -----------  -------------
ASSETS
- -----------

INVESTMENTS:
   Fixed Income Fund                          $18,073,338                                                              $18,073,338
   Index Equity Fund -
    Vanguard Index Trust                                    $3,438,364                                                   3,438,364
   Pep Boys Stock Fund - at market
     (Cost $14,974,244 consisting
     of 565,249 shares)                                                 $17,522,719                                     17,522,719
   Balanced Fund - State Street
     Global Advisors                                                                      $359,722                         359,722
   Loans to participants                                                                                 $2,875,733      2,875,733
                                              -----------   ----------  -----------     ----------       ----------    -----------
        Total investments                      18,073,338    3,438,364   17,522,719        359,722        2,875,733     42,269,876

EMPLOYER AND PARTICIPANT
 CONTRIBUTIONS RECEIVABLE:
   Fixed Income Fund                               28,783                                                                   28,783
   Index Equity Fund                                               787                                                         787
   Balanced Fund                                                                            10,586                          10,586

EMPLOYER AND PARTICIPANT RECEIVABLE:
   26,008 shares of The Pep Boys - Manny,
   Moe & Jack common stock, cost $797,648                                   806,167                                        806,167
                                              -----------   ----------  -----------     ----------       ----------    -----------
TOTAL                                         $18,102,121   $3,439,151  $18,328,886       $370,308       $2,875,733    $43,116,199
                                              ===========   ==========  ===========     ==========       ==========    ===========

LIABILITIES AND NET ASSETS
 AVAILABLE FOR BENEFITS
- ----------------------------

LIABILITIES:
   Employer loan                              $ 2,402,412                                                              $ 2,402,412
   Other                                          137,253   $   34,664  $     1,735                                        173,652
                                              -----------   ----------  -----------     ----------       ----------    -----------
        Total liabilities                       2,539,665       34,664        1,735                                      2,576,064


NET ASSETS AVAILABLE
   FOR BENEFITS                                15,562,456    3,404,487   18,327,151        370,308        2,875,733     40,540,135
                                             ------------   ----------  -----------     ----------       ----------    -----------
TOTAL                                         $18,102,121   $3,439,151  $18,328,886       $370,308       $2,875,733    $43,116,199
                                             ============   ==========  ===========     ==========       ==========    ===========
See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
- ----------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- ----------------------------------------------
                                                                     SUPPLEMENTAL INFORMATION
                                             ----------------------------------------------------------------------
                                                                        INVESTMENT FUNDS
                                             ----------------------------------------------------------------------
                                                    FIXED        INDEX     PEP BOYS
                                                   INCOME       EQUITY        STOCK       BALANCED             LOAN
                                                     FUND         FUND         FUND           FUND             FUND          TOTAL
                                             ------------  -----------  -----------     ----------     ------------   ------------
ASSETS
- ----------

INVESTMENTS:
   Fixed Income Fund                          $17,213,309                                                              $17,213,309
   Index Equity Fund -
    Vanguard Index Trust                                    $2,810,639                                                   2,810,639
   Pep Boys Stock Fund -
    at market (Cost $11,562,432
    consisting of 491,430 shares)                                       $12,900,047                                     12,900,047
   Balanced Fund - State Street
    Global Advisors                                                                        $71,618                          71,618
   Loans to participants                                                                                 $2,062,390      2,062,390
                                              -----------  -----------  -----------    -----------    -------------    -----------
        Total investments                      17,213,309    2,810,639   12,900,047         71,618        2,062,390     35,058,003


EMPLOYER AND PARTICIPANT
 CONTRIBUTIONS RECEIVABLE:
   Fixed Income Fund                               30,070                                                                   30,070
   Index Equity Fund                                            24,773                                                      24,773
   Balanced Fund                                                                            10,427                          10,427

EMPLOYER AND PARTICIPANT RECEIVABLE:
   34,953 shares of The Pep Boys - Manny,
   Moe & Jack common stock, cost $922,115                                   917,525                                        917,525
                                              -----------  -----------  -----------     ----------    ------------- --------------
TOTAL                                         $17,243,379   $2,835,412  $13,817,572        $82,045       $2,062,390    $36,040,798
                                              ===========  ===========  ===========     ==========    ============= ==============

LIABILITIES AND NET ASSETS
 AVAILABLE FOR BENEFITS
- -----------------------------------------

LIABILITIES:
   Employer loan                              $ 2,402,412                                                              $ 2,402,412
   Other                                          213,286   $    3,297  $     8,868        $ 1,925                         227,376
                                           --------------  -----------  -----------    -----------                    ------------
        Total liabilities                       2,615,698        3,297        8,868          1,925                       2,629,788

NET ASSETS AVAILABLE
   FOR BENEFITS                                14,627,681    2,832,115   13,808,704         80,120       $2,062,390     33,411,010
                                             ------------  -----------  -----------    -----------      -----------   ------------
TOTAL                                         $17,243,379   $2,835,412  $13,817,572        $82,045       $2,062,390    $36,040,798
                                             ============  ===========  ===========    ===========      ===========   ============


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
- -------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- ----------------------------------------------------------
                                                               SUPPLEMENTAL INFORMATION
                                           ------------------------------------------------------------------------
                                                                   INVESTMENT FUNDS
                                           ------------------------------------------------------------------------
                                                    FIXED        INDEX     PEP BOYS
                                                   INCOME       EQUITY        STOCK       BALANCED             LOAN
                                                     FUND         FUND         FUND           FUND             FUND          TOTAL
                                           --------------  ----------- ------------     ----------      -----------  -------------

NET ASSETS AVAILABLE FOR BENEFITS,
 JANUARY 1, 1993                             $12,792,649   $2,136,347  $ 9,656,680      $       0       $1,440,818    $26,026,494

   Dividend and interest
    income                                     1,050,613       69,852       64,560             62                       1,185,087

   Interest on loans                              76,775       15,452       37,556            624                         130,407
                                           --------------  ----------- ------------     ------------                  -----------
NET INVESTMENT INCOME                          1,127,388       85,304      102,116            686                       1,315,494


NET REALIZED GAIN ON SALE OF
   INVESTMENTS AND UNREALIZED
   APPRECIATION OF INVESTMENTS                                166,767    1,340,465          1,583                       1,508,815

CONTRIBUTIONS:
   Participants                                2,973,340      782,766    1,982,651         74,732                       5,813,489
   The Pep Boys -
    Manny, Moe & Jack                             30,070                 2,230,162                                      2,260,232

TERMINATIONS/HARDSHIP
   WITHDRAWALS                                (1,734,492)    (248,639)  (1,189,172)        (2,097)        (339,114)    (3,513,514)

LOANS:
  New loans                                   (1,055,131)    (197,633)    (575,800)        (1,572)       1,830,136
  Principal repayments                           493,857      107,203      261,602          6,788         (869,450)
                                            -------------   ---------- ------------     ----------      -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1993                           14,627,681    2,832,115   13,808,704         80,120        2,062,390     33,411,010

  Dividend and
   interest income                             1,076,665      100,292       91,376                                      1,268,333

  Interest on loans                               85,218       19,126       48,543          2,871                         155,758
                                            ------------   ----------- ------------     ----------                    -----------
NET INVESTMENT INCOME                          1,161,883      119,418      139,919          2,871                       1,424,091

NET REALIZED GAIN/(LOSS)
   ON SALE OF INVESTMENTS AND
   UNREALIZED APPRECIATION/
   (DEPRECIATION) OF INVESTMENTS                              (60,556)   2,557,063          1,969                       2,498,476

CONTRIBUTIONS:
   Participants                                2,832,074    1,075,938    2,225,155        317,319                       6,450,486
   The Pep Boys -
    Manny, Moe & Jack                             28,783                 2,478,856                                      2,507,639

TERMINATIONS/HARDSHIP
   WITHDRAWALS                                (2,538,432)    (430,585)  (2,399,163)       (32,581)        (350,806)    (5,751,567)

LOANS:
   New loans                                  (1,135,989)    (256,331)    (785,351)       (19,893)       2,197,564
   Principal repayments                          586,456      124,488      301,968         20,503       (1,033,415)
                                            -------------  ----------- ------------     ----------      -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1994                         $15,562,456   $3,404,487  $18,327,151      $ 370,308       $2,875,733    $40,540,135
                                            ============   ==========  ===========      ==========      ===========   ============

See notes to financial statements

THE PEP BOYS SAVINGS PLAN
- -------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- ------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     Investments in The Pep Boys - Manny, Moe & Jack common stock, Vanguard Index Trust and Balanced Fund are valued at the last reported sales price on the last business day of the period. Investments in Group Annuity Contracts are stated at cost plus accrued interest. (See Note 3.)

     Benefits Payable
     ----------------

     In 1993, the plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, net assets available for benefits included benefits of $650,829 due to participants who have withdrawn from participation in the Plan. As of December 31, 1994, there were no benefits due to participants who have withdrawn from participation in the Plan.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The Pep Boys Savings Plan (the "Plan"), was established on September 1, 1987. The Plan provides an incentive for participating Company employees to increase savings. The Plan was structured to comply with the require-ments of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan on any January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by employees and the Company. Employee contributions, made through salary reduction, may be any whole percentage from 1% to 12% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's contributions or a maximum 3% of the participant's compensation.

     Effective January 1, 1993, Company contributions are deposited in The Pep Boys Stock Fund. Employees age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution deposited into the Fixed Income Fund.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year is made if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31. The Company's contributions are fully vested when made.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Priorities upon Termination
     ---------------------------

     In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter (March 1,
     1989) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from Federal Taxation under Section 501(a) of the Code. The Plan has been amended in order to comply with the Tax Reform Act of 1986 and subsequent regulations. On March 31, 1995 an application for a new determination letter was filed with the Internal Revenue Service. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

     Employee contributions to the Plan, up to $8,994 during 1993 and $9,240 during 1994, are not subject to income tax until their withdrawal from the Plan. For 1995, this limit remained at $9,240. Additionally, employees are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawal from the Plan.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company.

     The Plan is administered by a Plan Committee of three employees of the Company.

     At December 31, 1994 the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Senior Vice President and Chief
                                   Financial Officer & Treasurer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary


     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."

3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Upon enrollment or re-enrollment, each participant shall direct that his/her contributions be invested in one or more of the following investment programs in increments of 10%.

          Fixed Income Fund
          -----------------

          The Fixed Income Fund has invested in several Group Annuity Contracts issued by insurance companies. The contracts seek to provide a fixed rate of interest for a specific period of time. These investments contractually stipulate a rate of return and do not guarantee a return of principal.

          On April 11, 1991, Executive Life Insurance Company of California ("Executive Life") was placed into conservatorship by the State of California at which time the Plan discontinued accruing interest on the investment. On May 22, 1991, the Company guaranteed the Executive Life portion of all participants' account balances as of March 31, 1991. Accordingly, no adjustment has been made to the carrying amount since that date. Under the terms of the Company's guarantee to the participants, proceeds received in excess of the Executive Life Group Annuity Contract will be allocated to the participants' account balances. The Plan had $2,402,412 invested with Executive Life on December 31, 1993 and December 31, 1994. (See
          Note 4).

          Effective July 1, 1992, participants' contributions to this fund are invested in a blended fund comprised of various Group Annuity Contracts. Each contract provides a fixed interest rate in effect until maturity. Individual participants receive a blended rate of interest based upon the overall rate of return.

          Balanced Fund
          -------------

          The Balanced Fund is managed by State Street Bank in Boston, Massachusetts, and invests 50% in stocks and 50% in bonds. State Street's S&P 500 Flagship Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The State Street Daily Bond Market Fund is intended to perform similar to the Lehman Brothers Government/Corporate Bond Index.

          Index Equity Fund
          -----------------

          The Index Equity Fund has invested in the Vanguard Index Trust which seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate.

          The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.

          The Pep Boys Stock Fund
          -----------------------

          This fund is invested in the common stock of the The Pep Boys - Manny, Moe & Jack.

          The number of participants in each investment program at December 31, was as follows:


                                                      1994        1993
                                                      ----        ----

          Executive Life Insurance Company
            #CG01321A3A                               1,307       1,625
          Massachusetts Mutual Life Insurance
            Company GAC#6260                          1,797       2,077
          Continental Assurance Company
            #GP12674                                  2,435       2,880
          Blended Fund                                5,307       4,870
          Balanced Fund                                 761         297
          Index Equity Fund                           2,133       1,804
          The Pep Boys Stock Fund                     5,976       5,220


          The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

          Investments that represent 5% or more of the net assets available for benefits at December 31, 1994 and 1993 are as follows:

                                                       1994           1993
                                                       ----           ----

          FIXED INCOME FUND:

          Group Annuity Contracts:

            Principal Mutual Life Insurance
              Company #4-8601                      $ 2,616,426   $ 2,718,304

            Provident Life and Accident
              Insurance Company #627-05414           4,054,808     4,172,688

            Metropolitan Life Insurance
              Company #GAC-13211                     2,619,703     2,689,512

            Massachusetts Mutual Life
              Insurance Company GAC#6260             2,013,500     2,285,988

            Continental Assurance Company
              #GP12674                               2,444,420     2,944,405

            John Hancock Mutual Life Insurance
              Company #GAC7299                       1,922,069

            Executive Life Insurance Company
              #CG01321A3A                            2,402,412     2,402,412

                                                    ----------    ----------
                   Total Fixed Income Fund         $18,073,338   $17,213,309
                                                    ==========    ==========

          INDEX EQUITY FUND - Vanguard Index Trust $ 3,438,364   $ 2,810,639
                                                    ==========    ==========

          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock         $17,522,719   $12,900,047
                                                    ==========    ==========


4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Pursuant to a written agreement between the Company and the Plan Trustees, the Company loaned $2,402,412 in January 1993 to the Trust for the balance invested with Executive Life (see Note 3). Under the provisions of ERISA, the Company is a "party-in-interest". The Plan's counsel has determined that this loan transaction between the Trust and the Company does fall within the scope of Prohibited Transactions Class Exemption 80-26. In addition, the Company has entered into a closing agreement with the Internal Revenue Service pursuant to Revenue Procedure 92-16. This agreement states that, subject to certain conditions, which the plan administrator indicates have been met, the loan transaction will not cause the Plan to fail to meet the qualification requirements of the Code and will not result in the imposition of excise taxes under Code Sections 4980 and 4972. This agreement also indicates that should there be a shortfall in amounts ultimately recovered, the Company may treat such shortfall as a tax deductible contribution.

                            ************************

THE PEP BOYS SAVINGS PLAN
- -------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- ------------------------------------------------------------------------------



                                                                  Current
                                                       Cost        Value
                                                      -------     -------


FIXED INCOME FUND:

   Group Annuity Contracts:

     Principal Mutual Life Insurance
       Company #4-8601                            $ 2,616,426    $ 2,616,426
     Provident Life and Accident Insurance
       Company #627-05414                           4,054,808      4,054,808
     Metropolitan Life Insurance Company
       #GAC-13211                                   2,619,703      2,619,703
     Massachusetts Mutual Life Insurance
       Company GAC #6260                            2,013,500      2,013,500
     Continental Assurance Company
       #GP12674                                     2,444,420      2,444,420
     Executive Life Insurance Company
       #CG01321A3A                                  2,402,412      2,402,412
     John Hancock Mutual Life Insurance
        Company #GAC7299                            1,922,069      1,922,069
                                                   ----------    -----------
           Total Fixed Income Fund                 18,073,338     18,073,338



INDEX EQUITY FUND - Vanguard Index Trust            3,498,978      3,438,364

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock                   14,974,244     17,522,719

BALANCED FUND - State Street's
  Daily Bond Market Fund and
  S&P 500 Flagship Fund                               357,783        359,722

LOANS TO PARTICIPANTS                               2,875,733      2,875,733
                                                   ----------     ----------

TOTAL INVESTMENTS                                 $39,780,076    $42,269,876
                                                   ==========     ==========

THE PEP BOYS SAVINGS PLAN
- -------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994

- ------------------------------------------------------------------------------



Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1994:




                                                                 Cost of
                                                                  Asset
                                                                 -------


Purchases
- ---------

The Pep Boys - Manny, Moe & Jack Common Stock                  $2,836,953

John Hancock Mutual Life Insurance Company                     $1,874,662







Individual transactions in 1994 involving the same security exceeding 5% of net assets at January 1, 1994:


                                                                 Cost of
                                                                  Asset
                                                                 -------

Purchases
- ---------

The Pep Boys - Manny, Moe & Jack Common Stock                  $1,914,838

                                   SIGNATURES







    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: April 27, 1995                       BY:/s/Benrnard K. McElroy
            ----------------------               ----------------------------
                                                      Bernard K. McElroy
                                                 Member of the Administrative
                                                          Committee






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                                EXHIBIT INDEX
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       Exhibit No.                      Item                            Page
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          23                Consent of Deloitte & Touche LLP              14